UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Phuc Labs, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       November 20, 2020

Physical Address of Issuer:

30 Saint Margaret St, Boston, MA, United States 02125

Website of Issuer:

https://www.phuclabs.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 20, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

8

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)*
Total Assets	$366,074	$127,833
Cash & Cash Equivalents	$44,832	$27,833
Accounts Receivable**	$314,000	$100,000
Short-term Debt	$25,624	$60,413
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($536,972)	($82,662)

*The Company was formed on November 20, 2020.
** Identified as SAFE subscriptions receivable in financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Phuc Labs, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C..i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i
THE OFFERING AND THE SECURITIES 1
The Offering 1
The Deal Page..1
The Securities 2
COMMISSION AND FEES 6
Other Compensation 6
RISK FACTORS 6
Risks Related to the Company's Business and Industry 6
Risks Related to the Offering 9
Risks Related to the Securities...13
Description of the Business 16
Business Plan 16
The Company's Products and/or Services 16
Competition 16
Customer Base 16
Intellectual Property 17
Governmental/Regulatory Approval and Compliance...17
Litigation 17
USE OF PROCEEDS 17
DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS 18
Biographical Information..19
Indemnification..21
CAPITALIZATION, DEBT AND OWNERSHIP 21
Capitalization..21
Outstanding Debt..24
Ownership...24
FINANCIAL INFORMATION...24
Cash and Cash Equivalents..24
Liquidity and Capital Resources..24
Capital Expenditures and Other Obligations 24
Valuation 24
Material Changes and Other Information 25
Previous Offerings of Securities..25
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 27
TAX MATTERS 27
LEGAL MATTERS 28
ADDITIONAL INFORMATION..29

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $124,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 20, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/phuc-labs (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which

affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $4,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $18,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing".

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $18,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to

elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to

act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct

our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 9,165,833 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our

intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to

offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be

accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

We are subject to risks related to future business outside of the United States.

Over time, we may develop business relationships outside of North America, and as those efforts are pursued, we will face risks related to those relationships such as:

- foreign currency fluctuations;
- unstable political, economic, financial and market conditions;
- import and export license requirements;
- trade restrictions;
- increases in tariffs and taxes;
- high levels of inflation;
- restrictions on repatriating foreign profits back to the United States;
- greater difficulty collecting accounts receivable and longer payment cycles;
- less favorable intellectual property laws, and the lack of intellectual property legal protection;
- regulatory requirements;
- unfamiliarity with foreign laws and regulations; and
- changes in labor conditions and difficulties in staffing and managing international operations.

If our technology or products incorporating our technology do not gain market acceptance, it is unlikely that we will become profitable.

The potential markets for products into which our technology can be incorporated are rapidly evolving, and we have many successful competitors including some of the largest and most well-established companies in the world. The commercial success of products incorporating our technology will depend on the adoption of our technology by commercial and consumer end users in various fields. Market acceptance may depend on many factors, including:

- the willingness and ability of consumers and industry partners to adopt new technologies from a company with little or no history in the industry;
- our ability to convince potential industry partners and consumers that our technology is an attractive alternative to other competing technologies;
- our ability to license our technology in a commercially effective manner;
- our ability to continue to fund operations while our products move through the process of gaining acceptance, before the time in which we are able to scale up production to obtain economies of scale;
- and our ability to overcome brand loyalties.

If products incorporating our technology do not achieve a significant level of market acceptance, then demand for our technology itself may not develop as expected, and, in such event, it is unlikely that we will become profitable.

We may not be able to grow our business because of our failure to develop new or improved products.

Our future growth depends in part on our ability to continue to improve our product offerings and develop and introduce new product lines and extensions that integrate technological advances. If we are unable to integrate technological advances into our product offerings or to design, develop, manufacture and market new product lines and extensions successfully and in a timely manner, our business, results of operations and financial condition will be adversely affected. The COVID-19 pandemic has caused some delays to our ability to develop and introduce new products. We have experienced product launch delays in the past and may do so in the future. We cannot assure you that our product and process development efforts will be successful or that new products we introduce will achieve market acceptance. Failure to launch successful new products or improvements to existing products may cause our products to become obsolete, which could harm our business, results of operations and financial condition.

We do not have contracts with customers that require the purchase of a minimum amount of our products.

None of our customers provide us with firm, long-term or short-term volume purchase commitments. As a result, we could have periods during which we have no or limited orders for our products but will continue to have fixed costs. We may not be able to find new customers in a timely manner if we experience no or limited purchase orders. Periods of no or limited purchase orders for our products, particularly from one or more of our four largest customers, could adversely affect our business, financial condition and results of operations.

We may become subject to product liability claims.

As a business that manufactures and markets products for use by consumers and institutions, we may become liable for any damage caused by our products, whether used in the manner intended or not. Any such claim of liability, whether meritorious or not, could be time-consuming and/or result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above and may not be adequate to indemnify for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business and operating results, and you may lose some or all of any investment you have made, or may make, in our company.

Our patents are expensive to maintain, our patent applications are expensive to prosecute, and thus we are unable to file for patent protection in many countries.

Our ability to compete effectively will depend in part on our ability to develop and maintain proprietary aspects of our technology and either to operate without infringing the proprietary rights of others or to obtain rights to technology owned by third parties. Pending patent applications relating to our technology may not result in the issuance of any patents or any issued patents that will offer protection against competitors with similar technology. We must employ patent attorneys to prosecute our patent applications both in the United States and internationally. International patent protection requires the retention of patent counsel and the payment of patent application fees in each foreign country in which we desire patent protection, on or before filing deadlines set forth by the International Patent Cooperation Treaty ("PCT"). We therefore choose to file patent applications only in foreign countries where we believe the commercial opportunities require it, considering our available financial resources and the needs for our technology. This has resulted, and will continue to result, in the irrevocable loss of patent rights in all but a few foreign jurisdictions.

Patents we receive may be challenged, invalidated or circumvented in the future, or the rights created by those patents may not provide a competitive advantage. We also rely on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

New products and technological advances by our competitors may negatively affect our results of operations.

The Company's products face intense competition from competitive products. Competitors' products may be safer, more effective, more effectively marketed or sold, or have lower prices or superior performance features than our products. The Company cannot predict with certainty the timing or impact of the introduction of competitors' products.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the

Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities.

The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Phuc Labs, Inc. is a developer and producer of a digitized separation and sorting system, incorporated in Delaware as a corporation on November 20, 2020.

The Company conducts business in all fifty states and the Philippines and sells products through the internet throughout the United States and internationally.

At Phuc Labs, we use robotics to automate the process of identifying, separating, and reclaiming particles from water. We use the latest innovations from machine vision to identify particles in a stream of water, much like different types of packages moving along a conveyor belt in a warehouse. Then we use hardware to "slice" the water and divert it to various destinations; one for water and others for different types of particles.

Business Plan

We are applying our technology to reclaim and recover resources such as metals from waste streams to effectively become our own mining operation where we are processing and refining these materials for resale. To that end, there are many waste streams where we can separate and sort valuable metals from such as the copper (cu) and aluminum (al) scrap metals from the electric vehicle (EV) batteries recycling process. Once we perfect the sorting of cu and al using our technology, we will source this waste product from battery recycling suppliers. Similarly, we can also recover precious metals from electronic waste (e-waste). Within circuit boards, we can recover metals such as gold, copper, palladium and silver using our technology. Currently, e-waste suppliers collect and dissemble components to ultimately to have the materials smelted in order to recover the metals. Our business model is to economically source and purchase the waste materials to ultimately recover by separating and sorting the metals (from the non-valued materials) for a higher price than we originally acquire the metals for. More specifically, using marginal energy to separate and sort the materials, our technology produces a higher concentration of the valued metals by separating and sorting them for resale to the metal trading industry.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vision Valve™	With the Vision Valve, we can see and detect particles and separate them. In doing so, we can remediate undesirable particles while also reclaiming desired ones.	B2B

Competition

Our competition consists of decades-old separation technologies such as floatation tanks, filters, membranes, and manual cleaning and testing, which are all ripe for disruption and overdue for digitization. However, it's not an 'us' versus 'them' binary decision. Our technology can enhance and complement existing technologies such as pre-treatment for membrane filtration. We can separate the particles that often clog the membranes, thus reducing consumables, operational expenses and extending lifetimes.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

E-Waste Recycling, Smart Mining, Battery Recycling

Supply Chain

Recoverable waste shows up in many places; while at the same time, the metal trading industry is well established. To start we are working with Retriev, one of the largest battery recyclers in North America, to sort their waste materials accordingly. Similar to Retriev most battery recyclers produce this type of copper, aluminum and plastic blended waste product. To that end, we are sourcing this supply from similar companies. We are working with Earth Metals, Inc (EM) to help us not only secure additional battery materials, but also source more supply that we can sort. EM's principal, Claude Levy, has +20 years as a metal trader and is also our advisory board member.

Similarly we can source electronic waste from existing companies who collect, dissemble and sort larger components to ultimately sell to smelters for metal separation. Currently, we are with the Phillippines largest e-waste company, IRI, to process their supply. We also have engaged Kinbursky Brothers International, a leading recycler in North America for their supply. Once we perfect recovery using our technology, EM will also help us source these materials from other providers.

In addition to EM, our joint venture partner, Enviscicle, sources projects on our behalf. To that end, we have line-of-sight to recover copper from semiconductor manufacturing operations. This particular supplier produces nearly 600 tons of copper slurry waste per month; within that feedstock, there is 10-15% copper to be recovered. There are also two mining sites where we can recover remnant metals from the mines' tailing ponds.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
63155162	SYSTEM AND METHOD FOR THE IDENTIFICATION AND SEPARATION OF SUSPENDED MATERIALS IN A FLUID STREAM	Utility Patent	March 1, 2021	Pending	United States
P112248-1010W0	SYSTEM AND METHOD FOR THE IDENTIFICATION AND SEPARATION OF SUSPENDED MATERIALS IN A FLUID STREAM	Utility Patent	March 1, 2022	Pending	United States

*Each of the above are provisional or non-provisional patent applications. Filing a provisional or non-provisional patent application in no way guarantees that we will receive any additional issued patents. Filing a provisional or non-provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Product Deployment	47%	$11,750	47%	$580,450
Operations	47%	$11,750	47%	$580,450
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

Product Deployment: We plan to use the proceeds to aid in the deployment of our Vision Valve system.

Operations: We plan to use the proceeds for current hires to start making a salary that is equivalent to market rates.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Phuc Vinh Truong	Chief Executive Officer, Director	Phuc Labs, Chief Executive Officer: Responsible for CEO duties and software. (2020-Present) Clinical Research IO, CEO/CO-Founder: Responsible for the development of complex enterprise-grade systems which serviced millions of users. Phuc made direct contributions to software development and was responsible for hiring, managing, and mentoring the development teams. (2015-2020)	Harvard University, BS Economics (1998)
Phuc Thien Truong	Head of Business, Director	Phuc Labs, Head of Business: Responsible for business and marketing. (2020-Present) Hypothetica Labs LLC, President: Responsible for commercializing custom-shaped non-wetting fibers that had textile and air filtration applications. (2018-2020)	Babson MBA 2001, Bentley University, BS International Business and Management (1994)

		SavingStar, Inc, VP, Head of Media Solutions and Business Development: Responsible for media solutions and business development. (2016-2019)	
Richard Fontana	Chief Technology Officer	Phuc Labs, Chief Technology Officer: Responsible for research and development of the Company's Vision Valve. (2021-Present) Desktop Metal, Principal Engineer: Responsible for research and development (2015-2020)	MIT, Ph.D., Mechanical Engineering (1986) University Tennessee Knoxville, BS Mechanical Engineering (1981)
Varada Palakkal	Director of Chemical Engineering	Phuc Labs, Director of Chemical Engineering: Responsible for chemical applications and resin research for the Company's sample industrial waste. (2021-Present) The University of Texas at Austin, Postdoctoral Researcher: Responsible for taking leadership in fuel cell research, technology development, and mentoring graduate students. (2020-2021) Louisiana State University, Argonne National Laboratory, Senior Research Assistant: Responsible for researching ionic separations, leading to a US provisional patent and 5 peer-reviewed publications. (2015-2020)	Louisiana State University, Ph.D., (2020) National Institute of Technology Calicut, BTECH (2015)
Matthew Schwab	Director of Engineering	Phuc Labs, Director of Engineering: Responsible for valve building, design, and directing the Company's engineering team. (2022-Present) General Dynamics Mission Systems, Senior Systems Engineer: Responsible for design and coordinating with the engineering team. (2021-2022) OffWorld, Systems Integration and Test Manager: Responsible for design and coordinating with the engineering team. (2018-2020)	California State University, MS (2018) California State University, BS (2016) Community College of the Air Force, Construction Tech (2012)
Midnight Zero	VP Mechanical Engineering	Phuc Labs, VP of Mechanical Engineering: Responsible for mechanical engineering design, prototypes, and 3D printing. (2020-Present) Desktop Metal, R&D Engineer: Responsible for design. (2017-2020)	University of Massachusetts Amherst, BS Mechanical Engineering (2004)

Biographical Information

Phuc Vinh Truong
Seasoned entrepreneur with 20+ years of experience
Co-founder of 4+ VC funded companies
Computer science expert
Harvard University, BS Economics

Phuc Vinh Truong is founder and CEO of Phuc Labs, Inc. He has dedicated his career to creating cutting-edge technologies that could potentially transform industries. Phuc has started 3 VC-funded companies, which received over $25 million of funding. As the co-founder and chief technology officer for these companies, he led the development of complex enterprise-grade systems which serviced millions of users. He made direct contributions to software development and was responsible for hiring, managing, and mentoring the development teams.

Phuc has worked on highly secure systems compliant with government regulations in finance and health care, including HIPAA compliant systems. He has also developed mobile apps, highly scalable platforms, cloud-based systems, and API's. Ease of use and customer friendliness are critical traits of the products that he has helped develop.

Positions and Employment
1997-2002   CTO/Co-Founder, Crimson Solutions/Experience.com (Cambridge, MA)
2003-2015   Various independent consulting projects developing enterprise solutions in health care, including Wellframe; insurance; finance; real estate; and other industries (Cambridge, MA)
2007-2010   CTO/Co-Founder, Updown.com (Cambridge, MA)
2010-2015   CEO/Founder, Citystream Inc. (Cambridge, MA)
2015-2020   Co-Founder/Co-CEO, CRIO Inc. (Cambridge, MA)
2020-2021   Co-Founder/CEO, Phuc Labs, Inc. (Cambridge, MA)

Phuc Thien Truong
Phuc Thien Truong has +20 years experience in value creation and as a business accelerator, creating new products and services in leading edge sectors such as mobile media and commerce. His previous roles included leading a start-up research and development lab, Hypothetica Labs (2018-2020), to commercialize custom-shaped non-wetting fibers that had textile and air filtration applications. Before that Phuc led media solutions and business development at SavingStar (2016-2019) (acquired by Quotient Technology, ticker: QUOT). Phuc also led, created and rapidly grew new revenue streams for Drizly (2014-2016), the leading alcohol commerce and fulfillment platform in the US (acquired by Uber, ticker: uber).

Phuc founded and led mobile marketing & advertising practice in North America for Mobext (2007-2014), the specialist mobile brand within Havas, a top 5 global marketing firm. Some accolades included Mobile Agency of the Year awards in 2011 and 2012 by the mobi awards (Digiday).

Phuc was co-founder of MobileLime (2001-2006) (rebranded as Modiv Media; acquired by Catalina Marketing), one of the first U.S.-based companies to turn the mobile phone into a marketing, loyalty and payment device.

Richard Fontana
Richard Fontana CTO
40+ years of mechanical engineer with startups: Kiva System (Amazon Robotics)
Desktop Metal (IPO)
MIT, Ph.D., Mechanical Engineering

Dr. Fontana's experience ranges from R&D to the design of foundational technical systems of startups. His early experience included government projects ranging from SBIR to BAA awards such as MagLev. He served as principal investigator and program manager on projects that successfully demonstrated technical innovations. He has also been a key contributor at successful startups, including Kiva Systems, which was acquired and is now Amazon Robotics and Desktop Metal, which was recently on the NYSE. Dr. Fontana's experience includes integrating technologies incorporating a wide range of technical fields into a viable product.

Varada Palakkal

Dr. Palakkal's experience lies in managing research projects, presenting research work, acquiring research funding through written proposals and collaborations. Her recent experience as a Postdoctoral fellow at the University of Texas Austin involved taking leadership in fuel cell research, technology development, and mentoring graduate students.

Her role as a Ph.D. candidate involved producing publications, patents and presenting work in national and international scientific conferences. Her collaboration with Argonne National Laboratories in ionic separations has resulted in a US provisional patent and five peer-reviewed publications. Her overall research experience lies in materials development and technology development in the area of electrochemical separations, energy conversion, and storage technologies.

Matthew Schwab

With more than a decade of work with various engineering groups from around the world, Matt is eager to tackle any project and adapt to any deployment. His thorough coursework in controls as well as his experience designing, planning, and performing several proprietary experiments while working with Oculus VR and his experience at Offworld provides a solid foundation for work in a variety of technical roles. His work has exposed him to autonomous robots, remote sensing systems, actuators, biomaterials, fluid circuits, propagation of mechanical waves, machine learning algorithms, and rapid prototyping, all of which, have applications in several sectors.

Midnight Zero

Midnight is an experienced mechanical engineer with knowledge and experience in SolidWorks / PDM Admin / FEA, DFM, 3D Printing, AutoCAD, Wiring, Soldering, Metrology, Product Design, Vacuum Forming, Machine Shop, Laser Cutting / Engraving, Rapid Prototyping, GD&T, Arduino, and JIRA. Additional expertise in researching, inventing, designing, fabricating, and testing solutions for 3D printing with metal powder at high speed and removing unbound metal powder from 3D printed parts. Current and previous work includes rapid prototyping by utilizing readily available off-the-shelf technology and materials.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,145,833 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,145,833
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83.81%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFEs
Face Value	$518,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.48%

Type	SAFEs
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $5,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.00%

Type	SAFEs
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $4,200,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.38%

Type	SAFEs
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.63%

Type	SAFEs
Face Value	$166,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.39%

Type	SAFEs
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.83%

Type	SAFEs
Face Value	$266,800
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $18,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.48%

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Phuc Vinh Truong	6,795,000 shares of Common Stock	74.30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of September 30, 2022 the Company had an aggregate of $128,787.67 in cash and cash equivalents, assuming an invoice of $81,225 is paid, leaving the Company with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make any material capital expenditures in the near future to aid in the deployment of the Vision Valve system, based upon the success of this Offering.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$75	750,000 shares	General Corporate	November 20, 2020	Section 4(a)(2)
Common Stock	$40	400,000 shares	General Corporate	November 20, 2020	Section 4(a)(2)
Common Stock	$679.95	6,795,000 shares	General Corporate	November 20, 2020	Section 4(a)(2)
Common Stock	$20	200,000 shares	General Corporate	December 15, 2020	Section 4(a)(2)
Common Stock	$5	50,000 shares	General Corporate	February 14, 2022	Section 4(a)(2)
Common Stock	$10	100,000 shares	General Corporate	February 8, 2022	Section 4(a)(2)
Common Stock	$30	300,000 shares	General Corporate	April 14, 2022	Section 4(a)(2)
Common Stock	$2	20,000 shares	General Corporate	April 14, 2022	Section 4(a)(2)
Common Stock	$2	20,000 shares	General Corporate	March 28, 2022	Section 4(a)(2)
Common Stock	$10	100,000 shares	General Corporate	December 10, 2020	Section 4(a)(2)
Common Stock	$15	150,000 shares	General Corporate	February 14, 2022	Section 4(a)(2)
Common Stock	$2	20,000 shares	General Corporate	February 14, 2022	Section 4(a)(2)
Common Stock	$2	$20,000 shares	General Corporate	May 9, 2022	Section 4(a)(2)
Common Stock	$5	50,000 shares	General Corporate	May 15, 2021	Section 4(a)(2)
Common Stock	$20	200,000 shares	General Corporate	December 3, 2021	Section 4(a)(2)
Common Stock	N/A – shares issued in exchange for services	220,000 shares	N/A	February 18, 2021 – Present	Section 4(a)(2)
SAFEs	$518,500	10	General Corporate	March 21, 2021 – November 27, 2021	Section 4(a)(2)
SAFE	$100,000	1	General Corporate	August 7, 2021	Section 4(a)(2)
SAFE	$50,000	1	General Corporate	August 7, 2021	Section 4(a)(2)
SAFE	$150,000	1	General Corporate	November 20, 2020	Section 4(a)(2)
SAFE	$166,500	3	General Corporate	December 29, 2021 - January 10, 2022	Section 4(a)(2)
SAFE	$100,000	1	General Corporate	January 10, 2022	Section 4(a)(2)
SAFE	$266,800	4	General Corporate	January 10, 2022 – March 4, 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In November 2020, the Company entered into a Restricted Stock Purchase Agreement with Phuc Thien Truong under which the Company sold, and Mr. Truong purchased, 750,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $75.00.
- In November 2020, the Company entered into a Restricted Stock Purchase Agreement with Phuc Vinh Truong under which the Company sold, and Mr. Truong purchased, 6,795,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $679.95.
- In December 2021, the Company entered into a Restricted Stock Purchase Agreement with Richard Fontana under which the Company sold, and Mr. Fontana purchased, 200,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $20.
- In April 2022, the Company entered into a Restricted Stock Purchase Agreement with Richard Fontana under which the Company sold, and Mr. Fontana purchased, 300,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $30.
- During 2021, the company made a deal related to a purchase for Forty Percent (40%) of the Ownership Interests supply and technical support of Artificial Intelligence Powered Fluidic Particle Sorting (AFPS) machines through Phuc Vinh Truong.
- During 2021, Phuc Vinh Truong provided loans to the Company valued at $20,000 and nil as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. These loans were paid in full in 2022.
- Since inception, Phuc Vinh Truong loaned the Company nil and $36,752 as of December 31, 2021, and 2020. The loan has no interest rate, minimum month payments or maturity date. The amount was repaid during 2021.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.phuclabs.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Phuc Vinh Truong
_____
(Signature)

Phuc Vinh Truong
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Phuc Vinh Truong
_____
(Signature)

Phuc Vinh Truong
_____
(Name)

Director
_____
(Title)

October 6, 2022
_____
(Date)

/s/ Phuc Thien Truong
_____
(Signature)

Phuc Thien Truong
_____
(Name)

Director
_____
(Title)

October 6, 2022
_____
(Date)

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

PHUC LABS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheets 3

Statements of Income 4

Statements of Equity 5

Statements of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Phuc Labs, Inc.
Boston, Massachusetts

We have reviewed the accompanying financial statements of Phuc Labs, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Phuc Labs, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 26, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

PHUC LABS, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 44,832	$ 27,833
SAFE subscriptions receivable	314,000	100,000
TOTAL CURRENT ASSETS	358,832	127,833
PROPERTY AND EQUIPMENT		
Property and equipment, net	7,242	-
TOTAL ASSETS	$ 366,074	$ 127,833

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 5,624	$ 23,661
Note payable - related party	20,000	-
Due to related party	-	36,752
TOTAL CURRENT LIABILITIES	25,624	60,413
TOTAL LIABILITIES	25,624	60,413
SHAREHOLDERS' EQUITY		
Common stock, see note 6	84	82
Additional paid-in capital	-	-
SAFE obligations	960,000	150,000
Accumulated deficit	(619,634)	(82,662)
TOTAL SHAREHOLDERS' EQUITY	340,450	67,420
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 366,074	$ 127,833

See independent accountant's review report and accompanying notes to financial statements.

PHUC LABS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
NET REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
General and administrative	87,998	2,978
Legal and professional fees	13,360	-
Payroll and contractor expenses	415,890	41,690
Research and development	19,212	37,994
Sales and marketing	512	-
TOTAL OPERATING EXPENSES	536,972	82,662
NET OPERATING LOSS	(536,972)	(82,662)
NET LOSS	$ (536,972)	$ (82,662)

See independent accountant's review report and accompanying notes to financial statements.

PHUC LABS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	Total
BEGINNING BALANCE, NOVEMBER 20, 2020 (INCEPTION)	-	$ -	$ -	$ -	$ -	$ -
Issuance of restricted common stock	8,170,000	82	-	-	-	82
Issuance of SAFE Obligations	-	-	-	150,000	-	150,000
Net loss	-				(82,662)	(82,662)
ENDING BALANCE, DECEMBER 31, 2020	8,170,000	$ 82	$ -	$ 150,000	$ (82,662)	$ 67,420
Issuance of restricted common stock	250,000	2	-	-	-	2
Issuance of SAFE Obligations	-	-	-	810,000	-	810,000
Net loss	-	-	-	-	(536,972)	$ (536,972)
ENDING BALANCE, DECEMBER 31, 2021	8,420,000	$ 84	$ -	$ 960,000	$ (619,634)	$ 340,450

PHUC LABS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (536,972)	$ (82,662)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	998	-
Stock compensation expense	2	82
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(18,037)	23,661
CASH USED FOR OPERATING ACTIVITIES	(554,009)	(58,919)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(8,240)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(8,240)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Due to/from related party	(36,752)	36,752
Issuance of note payable - related party	20,000	-
Issuance of SAFE obligations	596,000	50,000
CASH PROVIDED BY FINANCING ACTIVITIES	579,248	86,752
NET INCREASE IN CASH	16,999	27,833
CASH AT BEGINNING OF YEAR	27,833	-
CASH AT END OF YEAR	$ 44,832	$ 27,833
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Phuc Labs, Inc. (the "Company") was incorporated in the State of Delaware on November 20, 2020. The Company specializes in using robotics to automate the process of identifying, separating, and reclaiming particles from water. Additionally, the Company uses the latest innovations from machine vision to identify particles in a stream of water, much like different types of packages moving along a conveyor belt in a warehouse and hardware to "slice" the water and divert it to various destinations; one for water and other for different types of particles. The Company's headquarters are located in Boston, Massachusetts and began operations in 2020.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Risks and Uncertainties (continued)
actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment and tool and equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling units of the Phuc Labs system. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized nil and nil in revenue, respectively.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2021, and 2020, the Company expensed a total of $19,212 and $37,994, respectively.

1.   **Summary of Significant Accounting Policies (continued)**

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $2 and $82, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:	2021	2020
Office Equipment	$ 3,719	$ -
Tools and equipment	4,521	-
	8,240	-
Less: Accumulated depreciation	(998)	-
Total	$ 7,242	$ -

4. **Due To/From Related Parties**

Since inception, related parties loaned the Company nil and $36,752 as of December 31, 2021, and 2020. The loan has no interest rate, minimum month payments or maturity date. The amount was repaid during 2021.

5. **Notes Payable – Related Party**

During 2021, a related party has provided loans to the Company valued at $20,000 and nil as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management intends to pay this amount back within the next year.

6. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 8,420,000 and 8,170,000 shares have been issued and are outstanding, respectively. All shares issued through December 31, 2021 have been issued as restricted common stock, with vesting periods of four years. The Company has the right to repurchase any shares if the employee is terminated or voluntarily leaves.

6.   **Equity (continued)**

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 250,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest quarterly over two years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2020, 100,000 and nil shares have been issued under the Plan. A total of 26,250 shares have vested as of December 31, 2021. No shares have been exercised as of December 31, 2021.

SAFE Obligations
Since inception, the Company issued several Simple Agreements for Future Equity ("SAFEs") for $960,000 and $150,000, as of December 31, 2021, and 2020, respectively. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2021, and 2020, the Company had $960,000 and $150,000 of SAFE obligations outstanding, with valuation caps between $4,200,000 - $12,000,000 and discount rates of either 0% or 80%. The Company had total of $314,000 and $100,000 of SAFEs receivable as of December 31, 2021 and 2020, respectively.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021, and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2021, and 2020.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on November 20, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

See independent accountant's review report.

8. **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.com"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Share Issuances
During 2022, the Company issued an additional 515,833 restricted shares of common stock for a price of $0.00001 per share.

Options Issued
During 2022, the Company issued an additional 110,000 shares of options to advisors. The options have the same terms discussed in Note 6.

SAFE Obligations
During 2022, the Company issued several SAFE obligations for a total of $391,800. The SAFEs bear valuation caps of $12,000,000 - $18,000,000 and have no discount rates. The conversion terms are consistent with the terms discussed in Note 6.

Repayment of Due to Related Party
Paid in full in 2022.

Rental Terms Extended
During 2022, the Company signed an extension, through the end of the year for their rental agreement. A total of $11,250 per month rental will be paid though December 31, 2022.

Managements Evaluation
The Company has evaluated subsequent events through August 26, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.


PHUC LABS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Phuc Labs, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $18,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

   (a) **Equity Financing**.

      (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

      (ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or

(ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $4,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible

Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company

with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PHUC LABS, INC.

By:
Name: Phuc Vinh Truong
Title: Chief Executive Officer
Address: 30 Saint Margaret St, Boston, MA, United States
Email: phuc@phuclabs.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Phuc Labs, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Phuc Labs, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information ("**PII**") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

PHUC LABS, INC.

By:

Name: Phuc Vinh Truong, CEO

Date:

EXHIBIT C

Video Transcript



Phuc Labs Campaign Script

Audio	Video
Diddy: Every year, over <u>40 million metric tons</u> of e-waste is disposed of worldwide…	LIVE ACTION: Diddy on screen, with text animated on screen "<u>40 million metric tons</u> of e-waste is disposed of worldwide"
Money: …except, it shouldn't be "waste" at all. Your old phones, displays, and servers all contain valuable metals, like gold and silver. In fact, the material value alone is worth <u>$62.5 billion dollars, three times more than the annual output of the world's</u> <u>silver mines and more than the GDP of most</u> <u>countries. There is actually 100 times</u> more gold in a tonne of mobile phones than in a tonne of gold ore.	LIVE ACTION: Money on screen STOCK FOOTAGE: Piles of phones, displays, monitors, servers, batteries…
Money: We are the cofounders of Phuc Labs, a company that is using never before seen recycling technology to solve two massive problems- e-waste and the demand for rare metals.	LIVE ACTION: Money on screen, Diddy walks into frame




Phuc Labs Campaign Script

Diddy: The current methods for extracting these metals consume large amounts of energy, require labor-intensive maintenance Smelting, filtrations, and aeration are used widely today. But even the most advanced techniques are still analog and have not changed much in decades	STOCK: Smelting, filtration, aeration, e-waste
Money: That's why we created the Vision Valve, the first patent-pending digitized system that utilizes AI not just to identify our target metals faster and more accurately, but it also sorts them! It's unlike any other metal sorting system on the market. In goes shredded e-waste and out comes sorted and concentrated precious metals. It's like gold panning- but with a guarantee of perfectly organized precious metals in every swirl.	LIVE ACTION: Money on screen, presenting vision valve behind him Text on screen: Gold, silver, palladium, etc….
Money: Our technology is tried, tested and ready to scale internationally. Diddy: We've already partnered with the largest e-waste recycler in the Philippines and the largest battery recycler in the US.	LIVE ACTION: Money on screen STOCK FOOTAGE: International settings featuring tech LIVE ACTION: Diddy on screen
Money: The demand for rare metals is set to triple by 2030, you can help us meet demand with a technology that turns a huge environmental problem into a profitable solution.	STOCK : Metals in tech manufacturing- copper, silver, palladium, gold, etc….





Phuc Labs Campaign Script

Diddy: We're a team of start-up veterans and scientific trailblazers with a track record of creating cutting-edge, value creating technologies.	LIVE ACTION: Diddy on screen B:ROLL: Phuc labs team meeting, in the office, working, bio graphics?

Money: And according to the EPA, [e-waste is the fastest growing waste stream in america.](#) /// According to a report from the WEF and UN, 50 million tons of e-waste is produced every year. That's equivalent in weight to all commercial aircraft ever built, and only 20% is formally recycled. If nothing is done, the the amount of waste will more than double by 2050, to 120 million tons annually.	STOCK: Piles, and piles, of e-waste
Money: Join us on our journey at Phuc labs Become a part of an e-waste free world everyone can thrive in.	LIVE ACTION: Money on screen





Phuc Labs Campaign Script



Video here - https://youtu.be/xiAW8FLqz9o

Vision Valve v7 transcript

[Beginning narration]
Hi everyone. I'm Phuc Truong; one of the co-founders of Phuc Labs. This video covers our latest configuration of our Vision Valve system. This is v7.

Vision Valve is our technology that automatically detects and identifies and sorts any particles that we can find within industrial waste streams. We identify them to sort them and concentrate them so these particles or resources can be reused again in industrial processes.

In this sample we have the end product of recycled lithium-ion batteries. It's made up of a CU, AL and plastic connector pieces. On our job to do is to capture and concentrate the copper and separate from everything else so that it can be resold and reused.

Captions [listing components]

Feeding system
Creates spatial distance; regulates materials going into system

Main political sensor
AI detection, under 8ms

Sight glass
Particles flow through and are identified by the AI here

QA optical sensor
Used for verification and validation of particle separation

Air jet valve
Where the stream of water and particles are diverted into their respective buckets; actuating in less than 5ms

Copper output
The copper that is separated from the other particles is directed to this bucket using the air jet in the valve

ValveSense OS
Realtime feedback and control of the Vision Valve system

Feed control

Adjust speed and rate that the material is fed into the system

Caption
Copper sorting
Slow motion copper separation

Analysis of particles in ValveSense OS

Next section

Colored gravel demo
Selectively sorting green from purple and orange

Caption
Slow motion green gravel separation

Pink gravel is ignored, sent to recycle bucket
Green gravel is separated and sent to the high concentration bucket

Analysis of particles in ValveSense OS

TEXT ON SLIDE
 AI-powered particle sorting for metal extraction and waste reclamation

- Filterless
- Fluid intelligence
- Programmatic separation and sorting
- Much lower energy loads

For more information, contact us at info@phuclabs.com.

EXHIBIT D

"Testing the Waters" Material



Company Name	Phuc Labs

Logo	

Headline	Digitally recovering resources from waste, making ecological vitality profitable

Slides





Tags Companies, Materials, Waste Management & Sanitation, Reduce & Reuse, Coming Soon, Crowd SAFE

Pitch text

Summary

- Co-founder's prior VC-funded startup sold to Uber for $1.1B
- Patented AI & robotics tech sorts & recycles precious metals from e-waste
- Novel digital tech produces 30% more efficient using 80% less energy
- Large market opportunity with e-waste worth $65B
- Pilots w/ largest battery maker in U.S. & e-waste recycler in Philippines

- Veteran start-up team w/ proven value creation & multiple successful exits

Problem

The world's essential metals are trapped in e-waste streams

The global economy depends on critical resources like copper, palladium, and gold for everything from EV batteries to circuit boards. Most of these resources are now trapped within global e-waste streams of discarded phones, computers, and electronics—and worth an estimated $57B.

Current demand for these metals is met by increasing mining operations, and mining new material outpaces recycling the old. In fact, **the recycling rate for e-waste is estimated to be less than 20%**. But both virgin mining and **current recovery methods are unsustainable**: they're energy-intensive, inefficient, and a massive source of CO2 emissions.

Meantime, global reserves of these precious resources grow scarce.

Solution

Profitable & sustainable rare metal recycling

Why mine for virgin metals when they can be recovered and recycled from the ever-growing stream of global electronic waste?

Phuc Labs has **modernized recycling technology for e-waste and valuable earth metals** to make ecological vitality profitable. Rather than relying on traditional analog methods like filtration technology or smelting—both of which are highly inefficient and polluting—our solution is a digital innovation:

We use computer vision and robotics to **identify and recover resources from waste with higher accuracy and less energy**, thus relieving pressure on the global supply chain and **empowering manufacturing and industrial companies to meet sustainable development goals**.



Product

High-purity resource recovery, powered by AI & robotics

Vision Valve™ is Phuc Labs' proprietary mineral and resource recovery technology for **unprecedented efficiency in reclaiming critical resources from e-waste**.

How it works:

1. After e-waste is broken down and mixed into carrier fluid that flows through the Vision Valve™ system, the software analyzes the stream, identifies and sorts resource particles, then physically directs them via robotic valves to the correct output tank.

2. The salvaged particles of critical resources like copper and gold are filtered with enough purity to be immediately redirected and sold back into the

supply chain.





Traction

Global reach & joint partnerships

Phuc Labs' patented Vision Valve technology is **tested and proven** with
successful pilot projects, and we've **signed agreements and Letters of Intent**

with leading industry partners, including:

1. Joint venture with Enviscicle, for industrial waste recovery and remediation such as IRI, the largest e-waste recycler in the Philippines

2. Active pilot with Retriev, North America's largest and oldest battery recycler.

3. Anglo-American, a publicly-traded Top 5 global mining company for reclamation of critical minerals.



4 Letters of Intent from leading sector customers

Joint venture and *pilot deployment* in place

$1M+ ARR expected in 2022

Novel patented tech

* *Click here for important information regarding Financial Projections which are not guaranteed.*

Customers

LOIs with major sector leaders

Phuc Labs' **customer pipeline includes** deployment of our Vision Valve tech with **large e-waste companies** focused on **reclaiming copper, critical metals, and precious minerals**.

Beyond e-waste, the cross-industry application of our tech is vast. Because Vision Valve operates using fluid, it **can be rapidly deployed to wastewater treatment, mining, food & beverage processing operations** to immediately reclaim profitable resources from these diverse waste streams.



Business Model

A profitable link in the e-waste recycling chain

Phuc Labs' technology is easily deployable for a range of use cases and industries, and our business model has diverse established and potential revenue streams. We generate revenue by selling the metals we recover and sort, and by meeting our customers' unique waste separation needs domestically and through strategic joint ventures abroad.

Phuc Labs is now extracting palladium, gold, copper, silver, and lithium, at an expected **annual revenue of over $1M with the largest e-waste recycler in the Philippines**.





Market

Rare earth metals demand to triple by 2030

Phuc Labs' proprietary Vision Valve technology serves a **total addressable e-waste market worth $65 billion**.

As global industry adapts to meet low and zero-carbon emissions standards, our ultra-efficient Vision Valve stands to benefit significantly from **companies seeking solutions to increase profit while reducing their carbon footprint**.



Competition

The only resource recovery using digitized separation

Phuc Labs' competitors are the companies using outdated, inefficient smelting and filtration technology.

Our unique and **patented technology** is a high barrier to entry for would-be direct competitors: **no other company can develop the combination of machine learning AI plus fast-actuating valves for e-waste recovery**.

Vision Valve recovers and sorts multiple particles that conventional technologies cannot—all while being cost-efficient, energy-efficient, low maintenance, portable, and easily scalable. Because the core technology is digital and uses ML/AI, Vision Valve's performance improves over time with more data.

	Vision Valve	Electro-separation	Filtration media	Smelting
Particle separation	✓	✓	✓	✓
Sorting by particle characteristic	✓	✓		
Programmatic detection and adjustments	✓			
Multi-function utility	✓			
OTA performance upgrades	✓			
Portable, scalable, and low energy load	✓	✓		

Vision And Strategy

Scaling internationally with $1M+ in revenue

As we continue to **scale our customer pipeline**, we're also **expanding our team and IP portfolio** to drive momentum and innovation towards dominating this niche.



$1M in projected revenue in 2022

We're raising capital to achieve the following milestones over the next 12 months:

Customer order deployments in Q3 2022 ($1M+ in 12 months)

Continue to scale our custome pipeline

Key hires for hardware and software teams

Expand IP portfolio

	Year 1 Pre-revenue R&D	Year 2	Year 3	Year 4
Total Revenue	-	$610,750	$11,951,875	$22,740,000
Total Gross Margin	-	$445,400	$8.475M	$16.05M



Click here for important information regarding Financial Projections which are not guaranteed.

Funding

$1.3M raised from leading VCs

Phuc Labs' transformative technology has received investment from several funds focused on **climate-innovative companies**.

We've **raised $1.3M from investors** including MCJ Collective, Climate Capital, AI Sprout, and founding partner of Spark Capital, Bijan Sabet.



Founders

Previous startups include $1.1 billion exit to Uber

CEO Phuc Vinh Truong has dedicated his career to creating cutting-edge, transformative technologies. He **started 3 companies that have received over $25 million of VC funding**, and has **led the development of complex enterprise-grade systems** which serviced millions of users.

Head of Business Phuc Thien Truong brings **20+ years of startup experience as a 4x co-founder**. He's created **revenue streams worth up to $6 million**, and managed **4 exits as founder and C-Suite member, including one to Uber for $1.1 billion**.



Phuc Vinh Truong | CEO)

- Seasoned entrepreneur with 20+ years of experience
- Co-founder of 4+ VC funded companies
- Harvard University, BS Economics



Phuc Thien Truong | Head of Business

- Co-founder at MobileLime (Modiv Media acquired by Catalina Marketing)
- Founder at Mobext (acquired by Havas Digital)
- Founding exec team at Drizly (acquired by Uber for $1.1B)
- VP, Media Solutions at SavingStar (acquired by Quotient Technologies)

Team

Dr. Richard Fontana	Chief Technology Officer (CTO)	40+ years as a mechanical engineer w/ government projects & startups: Kiva Systems (acq. by Amazon Robotics) & Desktop Metal (IPO). Expertise in R&D, program management, & tech to market. Ph.D. in Mechanical Engineering, MIT.

Dr. Varada Palakkal	Director of Chemical Engineering	Research expertise in materials & technology development for electrochemical separation & energy conversion. Patented 5x published work at Argonne National Laboratories. Postdoc at UT Austin. PhD at Louisiana State University.
Matthew Schwab	Director of Engineering	Experienced engineer with startup and management experience at Oculus (Haptics), Offworld (Autonomous Mining), and General Dynamics (MBSE), and civil engineering in the U.S. Air Force. M.Sc. in Mechanical Engineering from CSULA.

Aaron Kessler	Business Development	20+ years experience as an entrepreneur across 8 startups, managing client support, sales, marketing, business operations, and human resources. B.S. History from Harvard University, 1998.
Midnight Zero	VP Mechanical Engineering	Expert in 3D printing: researching, inventing, designing, fabricating, & testing solutions for 3D printing with metal powder at high speed. Mechanical Engineering at UMass Amherst, 2004.

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	Phuc Labs
Logo	
Headline	Digitally recovering resources from waste, making ecological vitality profitable

Slides





Tags   Companies, Materials, Waste Management & Sanitation, Reduce & Reuse, Coming Soon, Crowd SAFE

Pitch text

Summary

- Co-founder's prior VC-funded startup sold to Uber for $1.1B
- Patented AI & robotics tech sorts & recycles precious metals from e-waste
- Novel digital tech produces 30% more efficient using 80% less energy
- Large market opportunity with e-waste worth $65B
- Pilots w/ largest battery maker in U.S. & e-waste recycler in Philippines

- Veteran start-up team w/ proven value creation & multiple successful exits

Problem

The world's essential metals are trapped in e-waste streams

The global economy depends on critical resources like copper, palladium, and gold for everything from EV batteries to circuit boards. Most of these resources are now trapped within global e-waste streams of discarded phones, computers, and electronics—and worth an estimated $57B.

Current demand for these metals is met by increasing mining operations, and mining new material outpaces recycling the old. In fact, **the recycling rate for e-waste is estimated to be less than 20%**. But both virgin mining and **current recovery methods are unsustainable**: they're energy-intensive, inefficient, and a massive source of CO2 emissions.

Meantime, global reserves of these precious resources grow scarce.

Solution

Profitable & sustainable rare metal recycling

Why mine for virgin metals when they can be recovered and recycled from the ever-growing stream of global electronic waste?

Phuc Labs has **modernized recycling technology for e-waste and valuable earth metals** to make ecological vitality profitable. Rather than relying on traditional analog methods like filtration technology or smelting—both of which are highly inefficient and polluting—our solution is a digital innovation:

We use computer vision and robotics to **identify and recover resources from waste with higher accuracy and less energy**, thus relieving pressure on the global supply chain and **empowering manufacturing and industrial companies to meet sustainable development goals**.



Product

High-purity resource recovery, powered by AI & robotics

Vision Valve™ is Phuc Labs' proprietary mineral and resource recovery technology for **unprecedented efficiency in reclaiming critical resources from e-waste**.

How it works:

1. After e-waste is broken down and mixed into carrier fluid that flows through the Vision Valve™ system, the software analyzes the stream, identifies and sorts resource particles, then physically directs them via robotic valves to the correct output tank.

2. The salvaged particles of critical resources like copper and gold are filtered with enough purity to be immediately redirected and sold back into the

supply chain.





Traction

Global reach & joint partnerships

Phuc Labs' patented Vision Valve technology is **tested and proven** with **successful pilot projects**, and we've **signed agreements and Letters of Intent**

with leading industry partners, including:

1. Joint venture with Enviscicle, for industrial waste recovery and remediation such as IRI, the largest e-waste recycler in the Philippines
2. Active pilot with Retriev, North America's largest and oldest battery recycler.
3. Anglo-American, a publicly-traded Top 5 global mining company for reclamation of critical minerals.



* *Click here for important information regarding Financial Projections which are not guaranteed.*

Customers

LOIs with major sector leaders

Phuc Labs' **customer pipeline includes** deployment of our Vision Valve tech with **large e-waste companies** focused on **reclaiming copper, critical metals, and precious minerals**.

Beyond e-waste, the cross-industry application of our tech is vast. Because Vision Valve operates using fluid, it **can be rapidly deployed to wastewater treatment, mining, food & beverage processing operations** to immediately reclaim profitable resources from these diverse waste streams.



Business Model

A profitable link in the e-waste recycling chain

Phuc Labs' technology is easily deployable for a range of use cases and industries, and our business model has diverse established and potential revenue streams. We generate revenue by selling the metals we recover and sort, and by meeting our customers' unique waste separation needs domestically and through strategic joint ventures abroad.

Phuc Labs is now extracting palladium, gold, copper, silver, and lithium, at an expected **annual revenue of over $1M with the largest e-waste recycler in the Philippines**.





Market

Rare earth metals demand to triple by 2030

Phuc Labs' proprietary Vision Valve technology serves a **total addressable e-waste market worth $65 billion**.

As global industry adapts to meet low and zero-carbon emissions standards, our ultra-efficient Vision Valve stands to benefit significantly from **companies seeking solutions to increase profit while reducing their carbon footprint**.



Competition

The only resource recovery using digitized separation

Phuc Labs' competitors are the companies using outdated, inefficient smelting and filtration technology.

Our unique and **patented technology** is a high barrier to entry for would-be direct competitors: **no other company can develop the combination of machine learning AI plus fast-actuating valves for e-waste recovery**.

Vision Valve recovers and sorts multiple particles that conventional technologies cannot—all while being cost-efficient, energy-efficient, low maintenance, portable, and easily scalable. Because the core technology is digital and uses ML/AI, Vision Valve's performance improves over time with more data.

	Vision Valve	Electro-separation	Filtration media	Smelting
Particle separation	✓	✓	✓	✓
Sorting by particle characteristic	✓	✓		
Programmatic detection and adjustments	✓			
Multi-function utility	✓			
OTA performance upgrades	✓			
Portable, scalable, and low energy load	✓	✓		

Vision And Strategy

Scaling internationally with $1M+ in revenue

As we continue to **scale our customer pipeline**, we're also **expanding our team and IP portfolio** to drive momentum and innovation towards dominating this niche.



$1M in projected revenue in 2022

We're raising capital to achieve the following milestones over the next 12 months:

| Customer order deployments in Q3 2022 ($1M+ in 12 months) | Continue to scale our custome pipeline | Key hires for hardware and software teams | Expand IP portfolio |

	Year 1 Pre-revenue R&D	Year 2	Year 3	Year 4
Total Revenue	-	$610,750	$11,951,875	$22,740,000
Total Gross Margin	-	$445,400	$8.475M	$16.05M



* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

$1.3M raised from leading VCs

Phuc Labs' transformative technology has received investment from several funds focused on **climate-innovative companies**.

We've **raised $1.3M from investors** including MCJ Collective, Climate Capital, AI Sprout, and founding partner of Spark Capital, Bijan Sabet.



Founders

Previous startups include $1.1 billion exit to Uber

CEO Phuc Vinh Truong has dedicated his career to creating cutting-edge, transformative technologies. He **started 3 companies that have received over $25 million of VC funding**, and has **led the development of complex enterprise-grade systems** which serviced millions of users.

Head of Business Phuc Thien Truong brings **20+ years of startup experience as a 4x co-founder**. He's created **revenue streams worth up to $6 million**, and managed **4 exits as founder and C-Suite member, including one to Uber for $1.1 billion**.



Phuc Vinh Truong | CEO)

- **Seasoned entrepreneur with 20+ years of experience**
- **Co-founder of 4+ VC funded companies**
- **Harvard University, BS Economics**



Phuc Thien Truong | Head of Business

- **Co-founder at MobileLime (Modiv Media acquired by Catalina Marketing)**
- **Founder at Mobext (acquired by Havas Digital)**
- **Founding exec team at Drizly (acquired by Uber for $1.1B)**
- **VP, Media Solutions at SavingStar (acquired by Quotient Technologies)**

Team

Dr. Richard Fontana	Chief Technology Officer (CTO)	40+ years as a mechanical engineer w/ government projects & startups: Kiva Systems (acq. by Amazon Robotics) & Desktop Metal (IPO). Expertise in R&D, program management, & tech to market. Ph.D. in Mechanical Engineering, MIT.

Dr. Varada Palakkal	Director of Chemical Engineering	Research expertise in materials & technology development for electrochemical separation & energy conversion. Patented 5x published work at Argonne National Laboratories. Postdoc at UT Austin. PhD at Louisiana State University.
Matthew Schwab	Director of Engineering	Experienced engineer with startup and management experience at Oculus (Haptics), Offworld (Autonomous Mining), and General Dynamics (MBSE), and civil engineering in the U.S. Air Force. M.Sc. in Mechanical Engineering from CSULA.

Aaron Kessler	Business Development	20+ years experience as an entrepreneur across 8 startups, managing client support, sales, marketing, business operations, and human resources. B.S. History from Harvard University, 1998.
Midnight Zero	VP Mechanical Engineering	Expert in 3D printing: researching, inventing, designing, fabricating, & testing solutions for 3D printing with metal powder at high speed. Mechanical Engineering at UMass Amherst, 2004.

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	Phuc Labs

Logo	

Headline	Digitally recovering resources from waste, making ecological vitality profitable

Slides	 





Tags	Crowd SAFE, Materials, Waste Management & Sanitation, Reduce & Reuse, Coming Soon, Companies

Pitch text	## Summary

- Co-founder's prior VC-funded startup sold to Uber for $1.1B
- Patented AI & robotics tech sorts & recycles precious metals from e-waste
- Novel digital tech produces 30% more efficient using 80% less energy
- Large market opportunity with e-waste worth $65B
- Pilots w/ largest battery maker in U.S. & e-waste recycler in Philippines
- Veteran start-up team w/ proven value creation & multiple successful exits

Problem

The world's essential metals are trapped in e-waste streams

The global economy depends on critical resources like copper, palladium, and gold for everything from EV batteries to circuit boards. Most of these resources are now trapped within global e-waste streams of discarded phones, computers, and electronics—and worth an estimated $57B.

Current demand for these metals is met by increasing mining operations, and mining new material outpaces recycling the old. In fact, **the recycling rate for e-waste is estimated to be less than 20%**. But both virgin mining and **current recovery methods are unsustainable**: they're energy-intensive, inefficient, and a massive source of CO2 emissions.

Meantime, global reserves of these precious resources grow scarce.



Solution

Profitable & sustainable rare metal recycling

Why mine for virgin metals when they can be recovered and recycled from the ever-growing stream of global electronic waste?

Phuc Labs has **modernized recycling technology for e-waste and valuable earth metals** to make ecological vitality profitable. Rather than relying on traditional analog methods like filtration technology or smelting—both of which are highly inefficient and polluting—our solution is a digital innovation:

We use computer vision and robotics to **identify and recover resources from waste with higher accuracy and less energy**, thus relieving pressure on the global supply chain and **empowering manufacturing and industrial companies to meet sustainable development goals**.



A ton of discarded mobile phones is richer in gold than a ton of gold ore.

Dr Ruediger Kuehr
Director of the UN's Sustainable Cycles program

Recovers metals from e-waste

Increases material and energy efficiencies

Reduces CO2 emissions by reducing the need to mine and recycle using traditional methods

Product

High-purity resource recovery, powered by AI & robotics

Vision Valve™ is Phuc Labs' proprietary mineral and resource recovery technology for **unprecedented efficiency in reclaiming critical resources from e-waste**.

How it works:

1. After e-waste is broken down and mixed into carrier fluid that flows through the Vision Valve™ system, the software analyzes the stream, identifies and sorts resource particles, then physically directs them via robotic valves to the correct output tank.

2. The salvaged particles of critical resources like copper and gold are filtered with enough purity to be immediately redirected and sold back into the supply chain.





Traction

Global reach & joint partnerships

Phuc Labs' patented Vision Valve technology is **tested and proven** with **successful pilot projects**, and we've **signed agreements and Letters of Intent with leading industry partners**, including:

1. Joint venture with Enviscicle, for industrial waste recovery and remediation such as IRI, the largest e-waste recycler in the Philippines
2. Active pilot with Retriev, North America's largest and oldest battery recycler.
3. Anglo-American, a publicly-traded Top 5 global mining company for reclamation of critical minerals.



* Click here for important information regarding Financial Projections which are not guaranteed.

Customers

LOIs with major sector leaders

Phuc Labs' **customer pipeline includes** deployment of our Vision Valve tech with **large e-waste companies** focused on **reclaiming copper, critical metals, and precious minerals**.

Beyond e-waste, the cross-industry application of our tech is vast. Because Vision Valve operates using fluid, it **can be rapidly deployed to wastewater treatment, mining, food & beverage processing operations** to immediately reclaim profitable resources from these diverse waste streams.



Business Model

A profitable link in the e-waste recycling chain

Phuc Labs' technology is easily deployable for a range of use cases and industries, and our business model has diverse established and potential revenue streams. We generate revenue by selling the metals we recover and sort, and by meeting our customers' unique waste separation needs domestically and through strategic joint ventures abroad.

Phuc Labs is now extracting palladium, gold, copper, silver, and lithium, at an expected **annual revenue of over $1M with the largest e-waste recycler in the Philippines**.





Market

Rare earth metals demand to triple by 2030

Phuc Labs' proprietary Vision Valve technology serves a **total addressable e-waste market worth $65 billion**.

As global industry adapts to meet low and zero-carbon emissions standards, our ultra-efficient Vision Valve stands to benefit significantly from **companies seeking solutions to increase profit while reducing their carbon footprint**.



Competition

The only resource recovery using digitized separation

Phuc Labs' competitors are the companies using outdated, inefficient smelting and filtration technology.

Our unique and **patented technology** is a high barrier to entry for would-be direct competitors: **no other company can develop the combination of machine learning AI plus fast-actuating valves for e-waste recovery**.

Vision Valve recovers and sorts multiple particles that conventional technologies cannot—all while being cost-efficient, energy-efficient, low maintenance, portable, and easily scalable. Because the core technology is digital and uses ML/AI, Vision Valve's performance improves over time with more data.

	Vision Valve	Electro-separation	Filtration media	Smelting
Particle separation	✔	✔	✔	✔
Sorting by particle characteristic	✔	✔		
Programmatic detection and adjustments	✔			
Multi-function utility	✔			
OTA performance upgrades	✔			
Portable, scalable, and low energy load	✔	✔		

Vision And Strategy

Scaling internationally with $1M+ in revenue

As we continue to **scale our customer pipeline**, we're also **expanding our team and IP portfolio** to drive momentum and innovation towards dominating this niche.



$1M in projected revenue in 2022

We're raising capital to achieve the following milestones over the next 12 months:

Customer order deployments in Q3 2022 ($1M+ in 12 months)

Continue to scale our custome pipeline

Key hires for hardware and software teams

Expand IP portfolio

	Year 1 Pre-revenue R&D	Year 2	Year 3	Year 4
Total Revenue	-	$610,750	$11,951,875	$22,740,000
Total Gross Margin	-	$445,400	$8.475M	$16.05M



Click here for important information regarding Financial Projections which are not guaranteed.

Funding

$1.3M raised from leading VCs

Phuc Labs' transformative technology has received investment from several funds focused on **climate-innovative companies**.

We've **raised $1.3M from investors** including MCJ Collective, Climate Capital, AI Sprout, and founding partner of Spark Capital, Bijan Sabet.



Founders

Previous startups include $1.1 billion exit to Uber

CEO Phuc Vinh Truong has dedicated his career to creating cutting-edge, transformative technologies. He **started 3 companies that have received over $25 million of VC funding**, and has **led the development of complex enterprise-grade systems** which serviced millions of users.

Head of Business Phuc Thien Truong brings **20+ years of startup experience as a 4x co-founder**. He's created **revenue streams worth up to $6 million**, and managed **4 exits as founder and C-Suite member, including one to Uber for $1.1 billion**.



Phuc Vinh Truong | CEO)

- **Seasoned entrepreneur with 20+ years of experience**
- **Co-founder of 4+ VC funded companies**
- **Harvard University, BS Economics**



Phuc Thien Truong | Head of Business

- **Co-founder at MobileLime (Modiv Media acquired by Catalina Marketing)**
- **Founder at Mobext (acquired by Havas Digital)**
- **Founding exec team at Drizly (acquired by Uber for $1.1B)**
- **VP, Media Solutions at SavingStar (acquired by Quotient Technologies)**

Team

Dr. Richard Fontana	Chief Technology Officer (CTO)	40+ years as a mechanical engineer w/ government projects & startups: Kiva Systems (acq. by Amazon Robotics) & Desktop Metal (IPO). Expertise in R&D, program management, & tech to market. Ph.D. in Mechanical Engineering, MIT.

Dr. Varada Palakkal	Director of Chemical Engineering	Research expertise in materials & technology development for electrochemical separation & energy conversion. Patented 5x published work at Argonne National Laboratories. Postdoc at UT Austin. PhD at Louisiana State University.
Matthew Schwab	Director of Engineering	Experienced engineer with startup and management experience at Oculus (Haptics), Offworld (Autonomous Mining), and General Dynamics (MBSE), and civil engineering in the U.S. Air Force. M.Sc. in Mechanical Engineering from CSULA.

Aaron Kessler	Business Development	20+ years experience as an entrepreneur across 8 startups, managing client support, sales, marketing, business operations, and human resources. B.S. History from Harvard University, 1998.
Midnight Zero	VP Mechanical Engineering	Expert in 3D printing: researching, inventing, designing, fabricating, & testing solutions for 3D printing with metal powder at high speed. Mechanical Engineering at UMass Amherst, 2004.

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	Phuc Labs

Logo



Headline   Digitally recovering resources from waste, making ecological vitality profitable

Slides







Tags	Crowd SAFE, Materials, Waste Management & Sanitation, Reduce & Reuse, Coming Soon, Companies

Pitch text	## Summary

- Co-founder's prior VC-funded startup sold to Uber for $1.1B
- Patented AI & robotics tech sorts & recycles precious metals from e-waste
- Novel digital tech produces 30% more efficient using 80% less energy
- Large market opportunity with e-waste worth $65B
- Pilots w/ largest battery maker in U.S. & e-waste recycler in Philippines
- Veteran start-up team w/ proven value creation & multiple successful exits

Problem

The world's essential metals are trapped in e-waste streams

The global economy depends on critical resources like copper, palladium, and gold for everything from EV batteries to circuit boards. Most of these resources are now trapped within global e-waste streams of discarded phones, computers, and electronics—and worth an estimated $57B.

Current demand for these metals is met by increasing mining operations, and mining new material outpaces recycling the old. In fact, **the recycling rate for e-waste is estimated to be less than 20%**. But both virgin mining and **current recovery methods are unsustainable**: they're energy-intensive, inefficient, and a massive source of CO2 emissions.

Meantime, global reserves of these precious resources grow scarce.



Solution

Profitable & sustainable rare metal recycling

Why mine for virgin metals when they can be recovered and recycled from the ever-growing stream of global electronic waste?

Phuc Labs has **modernized recycling technology for e-waste and valuable earth metals** to make ecological vitality profitable. Rather than relying on traditional analog methods like filtration technology or smelting—both of which are highly inefficient and polluting—our solution is a digital innovation:

We use computer vision and robotics to **identify and recover resources from waste with higher accuracy and less energy,** thus relieving pressure on the global supply chain and **empowering manufacturing and industrial companies to meet sustainable development goals**.



> *A ton of discarded mobile phones is richer in gold than a ton of gold ore.*
>
> **Dr Ruediger Kuehr**
> Director of the UN's Sustainable Cycles program

Recovers metals from e-waste

Increases material and energy efficiencies

Reduces CO2 emissions by reducing the need to mine and recycle using traditional methods

Product

High-purity resource recovery, powered by AI & robotics

Vision Valve™ is Phuc Labs' proprietary mineral and resource recovery technology for **unprecedented efficiency in reclaiming critical resources from e-waste**.

How it works:

1. After e-waste is broken down and mixed into carrier fluid that flows through the Vision Valve™ system, the software analyzes the stream, identifies and sorts resource particles, then physically directs them via robotic valves to the correct output tank.

2. The salvaged particles of critical resources like copper and gold are filtered with enough purity to be immediately redirected and sold back into the supply chain.





Traction

Global reach & joint partnerships

Phuc Labs' patented Vision Valve technology is **tested and proven** with **successful pilot projects**, and we've **signed agreements and Letters of Intent with leading industry partners**, including:

1. Joint venture with Enviscicle, for industrial waste recovery and remediation such as IRI, the largest e-waste recycler in the Philippines
2. Active pilot with Retriev, North America's largest and oldest battery recycler.
3. Anglo-American, a publicly-traded Top 5 global mining company for reclamation of critical minerals.



* Click here for important information regarding Financial Projections which are not guaranteed.

Customers

LOIs with major sector leaders

Phuc Labs' **customer pipeline includes** deployment of our Vision Valve tech with **large e-waste companies** focused on **reclaiming copper, critical metals, and precious minerals**.

Beyond e-waste, the cross-industry application of our tech is vast. Because Vision Valve operates using fluid, it **can be rapidly deployed to wastewater treatment, mining, food & beverage processing operations** to immediately reclaim profitable resources from these diverse waste streams.



Business Model

A profitable link in the e-waste recycling chain

Phuc Labs' technology is easily deployable for a range of use cases and industries, and our business model has diverse established and potential revenue streams. We generate revenue by selling the metals we recover and sort, and by meeting our customers' unique waste separation needs domestically and through strategic joint ventures abroad.

Phuc Labs is now extracting palladium, gold, copper, silver, and lithium, at an expected **annual revenue of over $1M with the largest e-waste recycler in the Philippines**.





Market

Rare earth metals demand to triple by 2030

Phuc Labs' proprietary Vision Valve technology serves a **total addressable e-waste market worth $65 billion**.

As global industry adapts to meet low and zero-carbon emissions standards, our ultra-efficient Vision Valve stands to benefit significantly from **companies seeking solutions to increase profit while reducing their carbon footprint**.

Competition

The only resource recovery using digitized separation

Phuc Labs' competitors are the companies using outdated, inefficient smelting and filtration technology.

Our unique and **patented technology** is a high barrier to entry for would-be direct competitors: **no other company can develop the combination of machine learning AI plus fast-actuating valves for e-waste recovery**.

Vision Valve recovers and sorts multiple particles that conventional technologies cannot—all while being cost-efficient, energy-efficient, low maintenance, portable, and easily scalable. Because the core technology is digital and uses ML/AI, Vision Valve's performance improves over time with more data.

	Vision Valve	Electro-separation	Filtration media	Smelting
Particle separation	✓	✓	✓	✓
Sorting by particle characteristic	✓	✓		
Programmatic detection and adjustments	✓			
Multi-function utility	✓			
OTA performance upgrades	✓			
Portable, scalable, and low energy load	✓	✓		

Vision And Strategy

Scaling internationally with $1M+ in revenue

As we continue to **scale our customer pipeline**, we're also **expanding our team and IP portfolio** to drive momentum and innovation towards dominating this niche.



$1M in projected revenue in 2022

We're raising capital to achieve the following milestones over the next 12 months:

| Customer order deployments in Q3 2022 ($1M+ in 12 months) | Continue to scale our custome pipeline | Key hires for hardware and software teams | Expand IP portfolio |

	Year 1 Pre-revenue R&D	Year 2	Year 3	Year 4
Total Revenue	-	$610,750	$11,951,875	$22,740,000
Total Gross Margin	-	$445,400	$8.475M	$16.05M



*_Click here for important information regarding Financial Projections which are not guaranteed._

Funding

$1.3M raised from leading VCs

Phuc Labs' transformative technology has received investment from several funds focused on **climate-innovative companies**.

We've **raised $1.3M from investors** including MCJ Collective, Climate Capital, AI Sprout, and founding partner of Spark Capital, Bijan Sabet.



Founders

Previous startups include $1.1 billion exit to Uber

CEO Phuc Vinh Truong has dedicated his career to creating cutting-edge, transformative technologies. He **started 3 companies that have received over $25 million of VC funding**, and has **led the development of complex enterprise-grade systems** which serviced millions of users.

Head of Business Phuc Thien Truong brings **20+ years of startup experience as a 4x co-founder**. He's created **revenue streams worth up to $6 million**, and managed **4 exits as founder and C-Suite member, including one to Uber for $1.1 billion**.



Phuc Vinh Truong | *CEO)*

- Seasoned entrepreneur with 20+ years of experience
- Co-founder of 4+ VC funded companies
- Harvard University, BS Economics



Phuc Thien Truong | *Head of Business*

- Co-founder at MobileLime (Modiv Media acquired by Catalina Marketing)
- Founder at Mobext (acquired by Havas Digital)
- Founding exec team at Drizly (acquired by Uber for $1.1B)
- VP, Media Solutions at SavingStar (acquired by Quotient Technologies)

Team

Dr. Richard Fontana	Chief Technology Officer (CTO)	40+ years as a mechanical engineer w/ government projects & startups: Kiva Systems (acq. by Amazon Robotics) & Desktop Metal (IPO). Expertise in R&D, program management, & tech to market. Ph.D. in Mechanical Engineering, MIT.

Dr. Varada Palakkal	Director of Chemical Engineering	Research expertise in materials & technology development for electrochemical separation & energy conversion. Patented 5x published work at Argonne National Laboratories. Postdoc at UT Austin. PhD at Louisiana State University.
Matthew Schwab	Director of Engineering	Experienced engineer with startup and management experience at Oculus (Haptics), Offworld (Autonomous Mining), and General Dynamics (MBSE), and civil engineering in the U.S. Air Force. M.Sc. in Mechanical Engineering from CSULA.

Aaron Kessler	Business Development	20+ years experience as an entrepreneur across 8 startups, managing client support, sales, marketing, business operations, and human resources. B.S. History from Harvard University, 1998.
Midnight Zero	VP Mechanical Engineering	Expert in 3D printing: researching, inventing, designing, fabricating, & testing solutions for 3D printing with metal powder at high speed. Mechanical Engineering at UMass Amherst, 2004.

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Company Name	Phuc Labs

Logo



Headline

Digitally recovering resources from waste, making ecological vitality profitable

---

Slides













Tags	Crowd SAFE, Materials, Waste Management & Sanitation, Reduce, Reuse, Recycle, Coming Soon, Companies

Pitch text

Summary

- Co-founder's prior VC-funded startup sold to Uber for $1.1B
- Patented AI & robotics tech sorts & recycles precious metals from e-waste
- Novel digital tech produces 30% more efficient using 80% less energy
- Large market opportunity with e-waste worth $65B
- Pilots w/ largest battery maker in U.S. & e-waste recycler in Philippines
- Veteran start-up team w/ proven value creation & multiple successful exits

Problem

The world's essential metals are trapped in e-waste streams

The global economy depends on critical resources like copper, palladium, and gold for everything from EV batteries to circuit boards. Most of these resources are now trapped within global e-waste streams of discarded phones, computers, and electronics—and worth an estimated $57B.

Current demand for these metals is met by increasing mining operations, and mining new material outpaces recycling the old. In fact, **the recycling rate for e-waste is estimated to be less than 20%.** But both virgin mining and **current recovery methods are unsustainable**: they're energy-intensive, inefficient, and a massive source of CO2 emissions.

Meantime, global reserves of these precious resources grow scarce.



Most commercial metals:

- **Short lifespan**
- **End up as waste**
- **Costly and destructive to produce**

Meanwhile, global demand for these metals is set to *triple* by 2030.

Solution

Profitable & sustainable rare metal recycling

Why mine for virgin metals when they can be recovered and recycled from the ever-growing stream of global electronic waste?

Phuc Labs has **modernized recycling technology for e-waste and valuable earth metals** to make ecological vitality profitable. Rather than relying on traditional analog methods like filtration technology or smelting—both of which are highly inefficient and polluting—our solution is a digital innovation:

We use computer vision and robotics to **identify and recover resources from waste with higher accuracy and less energy**, thus relieving pressure on the global supply chain and **empowering manufacturing and industrial companies to meet sustainable development goals**.



Product

High-purity resource recovery, powered by AI & robotics

Vision Valve™ is Phuc Labs' proprietary mineral and resource recovery technology for **unprecedented efficiency in reclaiming critical resources from e-waste**.

How it works:

1. After e-waste is broken down and mixed into carrier fluid that flows through the Vision Valve™ system, the software analyzes the stream, identifies and sorts resource particles, then physically directs them via robotic valves to the correct output tank.

2. The salvaged particles of critical resources like copper and gold are filtered with enough purity to be immediately redirected and sold back



into the supply chain.





Traction

Global reach & joint partnerships

Phuc Labs' patented Vision Valve technology is **tested and proven** with **successful pilot projects**, and we've **signed agreements and Letters of**



Intent with leading industry partners, including:

1. Joint venture with Enviscicle, for industrial waste recovery and remediation such as IRI, the largest e-waste recycler in the Philippines
2. Active pilot with Retriev, North America's largest and oldest battery recycler.
3. Anglo-American, a publicly-traded Top 5 global mining company for reclamation of critical minerals.



* Click here for important information regarding Financial Projections which are not guaranteed.

Customers

LOIs with major sector leaders

Phuc Labs' **customer pipeline includes** deployment of our Vision Valve tech with **large e-waste companies** focused on **reclaiming copper, critical metals, and precious minerals.**

Beyond e-waste, the cross-industry application of our tech is vast. Because Vision Valve operates using fluid, it **can be rapidly deployed to wastewater treatment, mining, food & beverage processing operations** to immediately reclaim profitable resources from these diverse waste streams.



Business Model

A profitable link in the e-waste recycling chain

Phuc Labs' technology is easily deployable for a range of use cases and industries, and our business model has diverse established and potential revenue streams. We generate revenue by selling the metals we recover and sort, and by meeting our customers' unique waste separation needs domestically and through strategic joint ventures abroad.

Phuc Labs is now extracting palladium, gold, copper, silver, and lithium, at an expected **annual revenue of over $1M with the largest e-waste recycler in the Philippines**.







Market

Rare earth metals demand to triple by 2030

Phuc Labs' proprietary Vision Valve technology serves a **total addressable e-waste market worth $65 billion.**



As global industry adapts to meet low and zero-carbon emissions standards, our ultra-efficient Vision Valve stands to benefit significantly from **companies seeking solutions to increase profit while reducing their carbon footprint.**



Competition

The only resource recovery using digitized separation

Phuc Labs' competitors are the companies using outdated, inefficient smelting and filtration technology.

Our unique and **patented technology** is a high barrier to entry for would-be direct competitors: **no other company can develop the combination of machine learning AI plus fast-actuating valves for e-waste recovery.**

Vision Valve recovers and sorts multiple particles that conventional technologies cannot—all while being cost-efficient, energy-efficient, low maintenance, portable, and easily scalable. Because the core technology is digital and uses ML/AI, Vision Valve's performance improves over time with more data.





	Vision Valve	Electro-separation	Filtration media	Smelting
Particle separation	✔	✔	✔	✔
Sorting by particle characteristic	✔	✔		
Programmatic detection and adjustments	✔			
Multi-function utility	✔			
OTA performance upgrades	✔			
Portable, scalable, and low energy load	✔	✔		

Vision And Strategy

Scaling internationally with $1M+ in revenue

As we continue to **scale our customer pipeline**, we're also **expanding our team and IP portfolio** to drive momentum and innovation towards dominating this niche.





$1M in projected revenue in 2022

We're raising capital to achieve the following milestones over the next 12 months:

Customer order deployments in Q3 2022 ($1M+ in 12 months)

Continue to scale our custome pipeline

Key hires for hardware and software teams

Expand IP portfolio

	Year 1 Pre-revenue R&D	Year 2	Year 3	Year 4
Total Revenue	-	$610,750	$11,951,875	$22,740,000
Total Gross Margin	-	$445,400	$8.475M	$16.05M



* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

$1.3M raised from leading VCs

Phuc Labs' transformative technology has received investment from several funds focused on **climate-innovative companies**.

We've **raised $1.3M from investors** including MCJ Collective, Climate Capital, AI Sprout, and founding partner of Spark Capital, Bijan Sabet.



Founders

Previous startups include $1.1 billion exit to Uber

CEO Phuc Vinh Truong has dedicated his career to creating cutting-edge, transformative technologies. He **started 3 companies that have received over $25 million of VC funding**, and has **led the development of complex enterprise-grade systems** which serviced millions of users.

Head of Business Phuc Thien Truong brings **20+ years of startup experience as a 4x co-founder**. He's created **revenue streams worth up to $6 million**, and managed **4 exits as founder and C-Suite member, including one to Uber for $1.1 billion.**





Phuc Vinh Truong | *CEO)*

- Seasoned entrepreneur with 20+ years of experience
- Co-founder of 4+ VC funded companies
- Harvard University, BS Economics



Phuc Thien Truong | *Head of Business*

- Co-founder at MobileLime (Modiv Media acquired by Catalina Marketing)
- Founder at Mobext (acquired by Havas Digital)
- Founding exec team at Drizly (acquired by Uber for $1.1B)
- VP, Media Solutions at SavingStar (acquired by Quotient Technologies)

Team

| Dr. Richard Fontana | Chief Technology Officer (CTO) | 40+ years as a mechanical engineer w/ government projects & startups: Kiva Systems (acq. by Amazon Robotics) & Desktop Metal (IPO). Expertise in R&D, program management, & tech to market. Ph.D. in Mechanical Engineering, MIT. |



Dr. Varada Palakkal	Director of Chemical Engineering	Research expertise in materials & technology development for electrochemical separation & energy conversion. Patented 5x published work at Argonne National Laboratories. Postdoc at UT Austin. PhD at Louisiana State University.
Matthew Schwab	Director of Engineering	Experienced engineer with startup and management experience at Oculus (Haptics), Offworld (Autonomous Mining), and General Dynamics (MBSE), and civil engineering in the U.S. Air Force. M.Sc. in Mechanical Engineering from CSULA.



| Aaron Kessler | Business Development | 20+ years experience as an entrepreneur across 8 startups, managing client support, sales, marketing, business operations, and human resources. B.S. History from Harvard University, 1998. |
| Midnight Zero | VP Mechanical Engineering | Expert in 3D printing: researching, inventing, designing, fabricating, & testing solutions for 3D printing with metal powder at high speed. Mechanical Engineering at UMass Amherst, 2004. |

Perks

FAQ

| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

